SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

------------------------------------------------------------------------
                               FORM 11-K

                             ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 30, 2000

                                  OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
      FIRSTENERGY CORP. SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      FIRSTENERGY CORP.
                    76 SOUTH MAIN STREET
                      AKRON, OH  44308

We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 21, 2001, on the audits of the FirstEnergy Corp.

FirstEnergy Corp. Savings Plan
Financial Statements and
Supplemental Schedules
December 30, 2000 and 1999




F/FirstEnergy/2000Savingsfs

FirstEnergy Corp. Savings Plan

Index
December 30, 2000 and 1999
-----------------------------------------------------------------

                                                                Page


Report of Independent Accountants                                 1

Statements of Net Assets Available for Plan Benefits at
  December 30, 2000 and 1999                                      2

Statements of Changes in Net Assets Available for Plan Benefits
  for the years ended December 30, 2000 and 1999                  3

Notes to Financial Statements                                   4-11


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at
    December 30, 2000                                             12

  Schedule of Reportable Transactions for the year
    ended December 30, 2000                                       13



All other supplemental schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                         Report of Independent Accountants


To the Savings Plan Committee of the
FirstEnergy Corp. Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FirstEnergy Corp. Savings Plan (the "Plan") at December 30, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 26, 2001
Cleveland, Ohio

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Plan Benefits
December 30, 2000 and 1999
------------------------------------------------------------------------

Assets                                          2000           1999

Cash and cash equivalents                 $   2,315,579   $ 17,043,868
Company common stock                        409,819,702    291,115,461
Capital preservation investments            146,804,260    144,690,101
Domestic equity stocks                      294,841,696    302,290,091
International equity stocks                  54,495,835     64,756,525
Small cap stocks                             25,566,137     18,439,577
Other equities                               27,790,987     19,384,837
Balanced fund securities                     30,293,989     32,104,359
Participant loans                            16,354,465     15,211,277
Interest receivable                           2,111,011        781,719
Employer contributions receivable            17,973,917     15,359,078
Employee contributions receivable             1,662,770              -
Pending sale transactions                        22,398              -
                                         --------------   ------------
 Total assets                             1,030,052,746    921,176,893

           Liabilities

Pending purchase transactions                   249,059        262,677
ESOP loan balance                           168,250,000    194,150,000
Interest payable                             17,513,680     19,469,180
                                         --------------   ------------

 Total liabilities                          186,012,739    213,881,857
                                         --------------   ------------

Net assets available for plan benefits   $  844,040,007   $707,295,036
                                         ==============   ============



The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 30, 2000 and 1999
------------------------------------------------------------------------

                                                2000           1999
Additions:
 Contributions:
  Employee                                 $ 39,255,536   $ 31,276,009
  Employer                                   17,973,917     15,359,078
                                           ------------   ------------
   Total contributions                       57,229,453     46,635,087

 Investment income:
  Interest and dividends                     35,001,969     35,428,075
  Net appreciation (depreciation) in
   fair market value of investments          73,717,658    (48,155,367)
                                           ------------   ------------
   Total investment income                  108,719,627    (12,727,292)

 Conversion transfers, net                   38,424,284    100,071,114
                                           ------------   ------------

     Total additions                        204,373,364    133,978,909

Deductions:
 Distributions to Participants              (48,430,603)   (54,041,738)
 ESOP interest                              (18,275,000)   (19,415,000)
 Fees                                          (922,790)      (869,551)
                                           ------------   ------------

     Total deductions                       (67,628,393)   (74,326,289)
                                           ------------   ------------

Increase in net assets                      136,744,971     59,652,620

Net assets available for plan benefits,
beginning of year                           707,295,036    647,642,416
                                           ------------   ------------

Net assets available for plan benefits,
end of year                                $844,040,007   $707,295,036
                                           ============   ============


The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

1.  Description of the Plan

    The FirstEnergy Corp. Savings Plan (the "Plan") provides eligible employees of FirstEnergy Corp. ("FE") and its subsidiaries, collectively referred to as the "Companies", a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies may match employee contributions with shares of FirstEnergy common stock (see
    Note 7) held in the Employee Stock Ownership Plan ("ESOP").
    Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

    The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

    The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") but not Title IV as it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

    Every permanent FirstEnergy Corp. employee is eligible to become a participant in the Plan, herein referred to as employee or Member, immediately at commencement of employment.

    Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of FirstEnergy common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

    Securities in the ESOP Account
    The ESOP purchased a total of 10,654,114 shares of Ohio Edison ("OE") common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy Corp. ("Merger"), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

    The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally,

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Members. At December 30, 2000 and 1999, the ESOP Loan balance was $168,250,000 and $194,150,000, respectively.

    Requirements for maturing long-term debt are as follows:

           2001     $ 18,700,000
           2002       23,700,000
           2003       29,300,000
           2004       35,700,000
           2005       60,850,000
                    ------------

                    $168,250,000
                    ============

    ESOP Allocation
    As principal and interest payments are made on the ESOP Loan, shares of the FirstEnergy common stock are released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they are made available for contribution to Members' accounts. The Plan made interest payments of $20,230,500 in 2000 and $19,985,000 in 1999, which released 477,265 shares in 2000 and 472,740 shares in 1999. On December 29, 2000, a principal payment of $14,500,000 was made which led to the release of 342,993 additional shares. In January 2000, a principal payment of $11,400,000 was made leading to an additional release of 269,664 shares.

    The Companies' matching contribution to each Member's account is computed the Thursday following the end of each pay period based on the Companies' matching contribution percentages (see Note 7) and on the quoted market price of the FirstEnergy common stock when contributed. During 2000 and 1999, respectively, 618,381 and 363,302 ESOP shares were contributed to Members' accounts. In 2000 and 1999, respectively, 212,128 and 151,414 ESOP shares were realized related to the reinvestment of dividends on the ESOP shares.

    At December 30, 2000 and 1999, there were 5,815,955 and 6,905,877 shares respectively, held in the ESOP Unallocated Fund at market values of $183,566,080 and $156,677,084, respectively, and 3,951,907 and 3,090,810 shares, respectively, held in the ESOP Allocated Fund at market values of $124,732,064 and $70,122,752. The market value of the ESOP common stock is measured by the quoted market price.

    PAYSOP
    A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

    Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

    On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

    Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.


2.  Summary of Accounting Policies

    The financial statements have been prepared on the accrual basis of accounting.

    The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair market value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation. All investment management fees are deducted from investment income.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.


3.  Plan Termination

    Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.


4.  Descriptions of Funds

    The following is a brief description of the Funds currently available to Members at December 30, 2000:

    Fund A - Company Common Stock Fund
    This Fund consists entirely of shares of FirstEnergy Corp. common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and dividend income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    Fund B - Capital Preservation Fund
    This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 6.21% and 6.10% for the years 2000 and 1999, respectively. The crediting interest rate as of December 30, 2000 and 1999 was 6.25% and 6.07%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserve in relation to the contract value is deemed necessary.

    Fund C - S&P 500 Index Fund
    This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and dividend income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

    Fund D -Small Cap Fund
    This Fund invests in securities of small companies, generally with capitalizations of $500 million or less, that pay most of their earnings in dividends. The Fund is well diversified and holds approximately 400 stocks. The objective of the Fund is to match or exceed the returns of the Russell 2000 Index with lower risk.

    Fund E -Balanced Growth Fund
    This Fund invests in a diversified portfolio of stocks, bonds and cash equivalents. The objective of the Fund is to earn, on an annualized basis, three percent over the return of Long-Term U.S. Government Bonds. The performance objective is to be achieved over a 5-year market cycle.

    Fund F -Self Managed Fund
    Members may invest in a self managed brokerage account option available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

    Fund G - EuroPacific Fund
    This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation. The market value of the Fund is measured at the market value per share determined by the investment manager.

    Fund H - Loan Fund
    The Plan allows participants to borrow from their before-tax, after-tax and rollover account for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

    Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    Fund I - Armada Equity Growth Fund
    This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

    Fund J - DQE Frozen Stock Fund
    This Fund consists entirely of shares of DQE common stock. These investments were transferred from the former Beaver Valley Power Station 401(k) Plan. The market value of the common stock is measured by the quoted market price. The Fund is frozen to contributions from Members and allows withdrawals by Members in accordance with the Plan document.


5.  Investments

    The Plan's investments are maintained in investment funds and shares of common stock of the Company and DQE, as described in Note 4. The following presents the market value of investments that represent 5 percent or more of the Plan's Net Assets Available for Plan Benefits at December 30, 2000 and 1999:

                                      2000            1999

ESOP Unallocated Fund             $183,566,080    $156,677,084

ESOP Allocated Fund               $124,732,064    $ 70,122,752

Company Common Stock Fund         $ 98,381,786    $ 61,870,257

Capital Preservation Fund         $146,804,260    $144,690,101

S&P 500 Index Fund                $162,252,698    $161,141,751

EuroPacific Fund                  $ 54,495,835    $ 64,756,525

Armada Equity Growth Fund         $127,188,018    $141,148,340

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    The net appreciation (depreciation) of the Plan's investments for 2000 and 1999 was as follows:

                                            2000           1999

Equities                              $(12,016,298)  $  28,701,071
Domestic stocks                        (11,966,424)     25,869,898
International stocks                   (18,567,594)     19,863,290
FirstEnergy Corp. common stock         116,267,974    (122,589,626)
                                      ------------   -------------

      Total                           $ 73,717,658   $ (48,155,367)
                                      ============   =============

6.  Non-Participant Directed Investments

    Net assets and changes in net assets relating to non-participant directed investments at December 30, 2000 and 1999 and for the years then ended are as follows:

                                            2000           1999
Assets:
  FE common stock                       $119,066,624   $ 72,015,340
                                        ------------   ------------

    Net assets                          $119,066,624   $ 72,015,340
                                        ============   ============

                                            2000           1999
Changes in net assets:
 Employer contributions                 $17,973,917    $ 15,359,078
 Net transfers from plan                 (9,432,685)     (8,790,840)
 Investment income:
  Dividends                               5,284,080       4,373,479
 Net appreciation in fair market value
  of investments                         37,054,606     (22,975,586)
 Distributions to Participants           (3,825,551)     (4,090,550)
 Expenses                                    (3,083)         (1,234)
                                        -----------    ------------
  Increase in net assets                $47,051,284    $(16,125,653)
                                        ===========    ============

7.  Contributions

    Employer Contributions
    The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved, an additional $.05, up to a maximum of $.25, on each $1.00 of the first 6% of compensation contributed by an employee. The Companies' contributions are always invested in FirstEnergy common stock.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

    Employee Contributions
    During 2000 and 1999, employees could invest between 1% and 16% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limited the maximum annual before-tax contribution to $10,500 and $10,000 for 2000 and 1999, respectively. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.

    Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

    Both employer and employee contributions under the Plan are held in a trust fund with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, E, F, G, or I (see Note 4) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund H).

    During 2000, non-union participants from the former Beaver Valley Power Station 401(k) Plan were merged into the Plan (see Note 9). The transferred assets include Duquesne Light common stock (Fund J).


8.  Tax Considerations

    The Plan was amended and restated as the FirstEnergy Corp. Savings Plan effective July 1, 1998. The Companies have not yet applied for a determination letter from the Internal Revenue Service.

    Management believes the Plan is exempt from federal, state and local income taxes. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2000 and 1999
------------------------------------------------------------------------

    In the case of withdrawal by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Companies common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

    In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair market value on the date it is withdrawn.


9.  Conversion Transfers

    On January 1, 2000, former Duquesne Light non-union participants in the Beaver Valley Power Station 401(k) Plan were merged into the FirstEnergy Corp. Savings Plan. Net assets with a value of $49,367,654 were transferred to the Plan.

    Additional transfers to the Plan from other plans totaled $1,357,126 during 2000.

    On July 3, 2000, FirstEnergy sold three power plants to Orion
    Company.  Total assets transferred out of the Plan were $12,300,496.

    On December 31, 1998, union participants in The Centerior Energy Corporation Employee Savings Plan were merged into the FirstEnergy Corp. Savings Plan. Assets with a value of $99,331,712 were transferred to the Plan effective on that day.


10. Subsequent Event

    Effective January 1, 2001, the Plan was amended to allow for automatic enrollment upon being hired with a standard 2% contribution election and participants age 55 with 10 years of participation in the Plan can elect to withdraw from the Companies matching contributions. In addition, the basis for qualified compensation will include overtime and bonus pays.

FirstEnergy Corp. Savings Plan

Schedule of Assets Held for Investment Purposes
December 30, 2000
------------------------------------------------------------------------
                                                                 Fair
                                                                Market
   Identity of Issue        Description          Cost           Value

State Street STIF Fund    Money Market Fund  $  2,315,579   $  2,315,579

ESOP Unallocated Fund *   FE Common Stock     109,178,955    183,566,080

ESOP Allocated Fund *     FE Common Stock      74,665,736    124,732,064

PAYSOP Fund *             FE Common Stock       1,667,152      3,139,772

Company Common Stock
 Fund *                   FE Common Stock      77,215,279     98,381,786

Capital Preservation
 Fund                     GICs, CMOs          146,804,260    146,804,260

S&P 500 Index Fund        S&P 500 Stocks       99,560,837    162,252,698
                          (Common/Collective
                           Trust)

Small Cap Fund            Small Cap Domestic
                          Stocks               21,191,442     25,566,137
                          (Common/Collective
                           Trust)

Balanced Growth Fund      Equities, Fixed
                          Income               26,691,745     30,293,989

Self Managed Fund         Equities             27,790,987     27,790,987

EuroPacific Fund          International
                          Stocks               56,877,749     54,495,835
                          (Mutual Fund)

Armada Equity
Growth Fund               Equities            113,443,723    127,188,018
                          (Mutual Fund)

DQE Frozen Stock
Fund *                    DQE Company Stock     3,589,179      5,400,980
                                             ------------   ------------
                                             $760,992,623   $991,928,185
                                             ============   ============

* Party-in-interest


FirstEnergy Corp. Savings Plan

Schedule of Reportable Transactions
For the Year Ended December 30, 2000
------------------------------------------------------------------------
                         Number of       Total      Number                        Total
   Descriptions          Purchase      Value of    of Sale       Selling         Cost of
    of Assets          Transactions    Purchase  Transactions     Price        Assets Sold      Gain
State Street STIF Fund      162      $39,310,211     250       $ 54,061,007   $ 54,061,007   $       -

FirstEnergy common
 stock                      246      $54,215,704     449       $ 51,811,839   $ 50,580,645   $ 1,231,194

Capital Preservation
 Fund                       148      $34,179,023     146       $ 32,064,863   $ 32,064,863   $       -

S&P 500 Index Fund           98      $40,061,996     159       $ 24,144,853   $ 12,903,665   $11,241,188

EuroPacific Fund            117      $25,324,556     150       $ 17,017,652   $ 14,129,457   $ 2,888,195


Exhibit A



                   Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated June 26, 2001, on the audits of the FirstEnergy Corp. Savings Plan as of December 30, 2000 and December 30, 1999 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.


                               /s/ PricewaterhouseCoopers LLP

Cleveland,Ohio
June 26, 2001

                               SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              FIRSTENERGY CORP.
                              SAVINGS PLAN


June 26, 2001
-------------
Date
                              By: /s/ Richard J. LaFleur
                                  ----------------------
                                  Richard J. LaFleur
                                  Chairman
                                  Savings Plan Committee

                                      June 26, 2001





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                    Re:  FirstEnergy Corp. Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the FirstEnergy Corp. Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                Very truly yours,

                                FirstEnergy Corp.

                                By: /s/ N. C. Ashcom
                                    ----------------
                                    N. C. Ashcom
                                    Corporate Secretary